UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*



                        NATIONAL INVESTMENT MANAGERS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    63654V108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 63654V108
--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF
SHARES           5  SOLE VOTING POWER: 0 shares of Common Stock.*
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY
EACH             6  SHARED VOTING POWER: 1,293,431 shares of Common Stock.*
REPORTING        ---------------------------------------------------------------
PERSON
                 7  SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
--------------------------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER: 1,293,431 shares of Common Stock.*
--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,293,431 shares of Common Stock.
--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

-----------------
* Based on 24,627,045 shares of the common stock, par value $.001 per share (the "Shares") outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as set forth in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note in the initial aggregate principal amount of $3,000,000, which is convertible into Shares of the Company, at a conversion rate of $0.83 per Share, subject to certain adjustments (the "Note"), (ii) options to acquire 643,700 Shares at an exercise price of $0.15 per Share, subject to certain adjustments (the "Options"), (iii) warrants to acquire 1,084,338 Shares at an exercise price of $0.50 per Share, subject to certain adjustments (the "January Warrants"),
(iv) warrants to acquire 700,000 Shares at an exercise price of $0.17 per Share, subject to certain adjustments (the "June Warrants", and together with the January Warrants, the "Warrants") and (v) 1,108,434 Shares. Principal and interest payable under the Note may be payable in either cash or Shares, pursuant to the terms of the Note. On November 30, 2005, the Fund acquired such 1,108,434 Shares. Each of the Note, the Options and the Warrants contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise, would result in the Fund beneficially owning more than 4.99% of the Shares then issued and outstanding, (the "Issuance Limitation"). The Issuance Limitation may be waived by Laurus Master Fund, Ltd. upon at least 61 days prior notice to the Company and shall, other than in the case of the June Warrants, automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the Note) and in the case of the June Warrants, shall also become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the Note). The Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 63654V108
--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON: Laurus Capital Management, LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF
SHARES           5  SOLE VOTING POWER: 0 shares of Common Stock.*
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY
EACH             6  SHARED VOTING POWER: 1,293,431 shares of Common Stock.*
REPORTING        ---------------------------------------------------------------
PERSON
                 7  SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
--------------------------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER: 1,293,431 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,293,431 shares of Common Stock.
--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.99%
--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

-----------------
* Based on 24,627,045 shares of the common stock, par value $.001 per share (the "Shares") outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as set forth in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note in the initial aggregate principal amount of $3,000,000, which is convertible into Shares of the Company, at a conversion rate of $0.83 per Share, subject to certain adjustments (the "Note"), (ii) options to acquire 643,700 Shares at an exercise price of $0.15 per Share, subject to certain adjustments (the "Options"), (iii) warrants to acquire 1,084,338 Shares at an exercise price of $0.50 per Share, subject to certain adjustments (the "January Warrants"),
(iv) warrants to acquire 700,000 Shares at an exercise price of $0.17 per Share, subject to certain adjustments (the "June Warrants", and together with the January Warrants, the "Warrants") and (v) 1,108,434 Shares. Principal and interest payable under the Note may be payable in either cash or Shares, pursuant to the terms of the Note. On November 30, 2005, the Fund acquired such 1,108,434 Shares. Each of the Note, the Options and the Warrants contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise, would result in the Fund beneficially owning more than 4.99% of the Shares then issued and outstanding, (the "Issuance Limitation"). The Issuance Limitation may be waived by Laurus Master Fund, Ltd. upon at least 61 days prior notice to the Company and shall, other than in the case of the June Warrants, automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the Note) and in the case of the June Warrants, shall also become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the Note). The Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 63654V108
--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON: David Grin
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Israel
--------------------------------------------------------------------------------
NUMBER OF
SHARES           5  SOLE VOTING POWER: 0 shares of Common Stock.*
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY
EACH             6  SHARED VOTING POWER: 1,293,431 shares of Common Stock.*
REPORTING        ---------------------------------------------------------------
PERSON
                 7  SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
--------------------------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER: 1,293,431 shares of Common Stock.*
--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,293,431 shares of Common Stock.
--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.99%
--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

-----------------
* Based on 24,627,045 shares of the common stock, par value $.001 per share (the "Shares") outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as set forth in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note in the initial aggregate principal amount of $3,000,000, which is convertible into Shares of the Company, at a conversion rate of $0.83 per Share, subject to certain adjustments (the "Note"), (ii) options to acquire 643,700 Shares at an exercise price of $0.15 per Share, subject to certain adjustments (the "Options"), (iii) warrants to acquire 1,084,338 Shares at an exercise price of $0.50 per Share, subject to certain adjustments (the "January Warrants"),
(iv) warrants to acquire 700,000 Shares at an exercise price of $0.17 per Share, subject to certain adjustments (the "June Warrants", and together with the January Warrants, the "Warrants") and (v) 1,108,434 Shares. Principal and interest payable under the Note may be payable in either cash or Shares, pursuant to the terms of the Note. On November 30, 2005, the Fund acquired such 1,108,434 Shares. Each of the Note, the Options and the Warrants contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise, would result in the Fund beneficially owning more than 4.99% of the Shares then issued and outstanding, (the "Issuance Limitation"). The Issuance Limitation may be waived by Laurus Master Fund, Ltd. upon at least 61 days prior notice to the Company and shall, other than in the case of the June Warrants, automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the Note) and in the case of the June Warrants, shall also become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the Note). The Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 63654V108
--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON: Eugene Grin
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF
SHARES           5  SOLE VOTING POWER: 0 shares of Common Stock.*
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY
EACH             6  SHARED VOTING POWER: 1,293,431 shares of Common Stock.*
REPORTING       ---------------------------------------------------------------
PERSON
                 7  SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
--------------------------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER: 1,293,431 shares of Common Stock.*
--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,293,431 shares of Common Stock.
--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.99%
--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

-----------------
* Based on 24,627,045 shares of the common stock, par value $.001 per share (the "Shares") outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as set forth in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note in the initial aggregate principal amount of $3,000,000, which is convertible into Shares of the Company, at a conversion rate of $0.83 per Share, subject to certain adjustments (the "Note"), (ii) options to acquire 643,700 Shares at an exercise price of $0.15 per Share, subject to certain adjustments (the "Options"), (iii) warrants to acquire 1,084,338 Shares at an exercise price of $0.50 per Share, subject to certain adjustments (the "January Warrants"),
(iv) warrants to acquire 700,000 Shares at an exercise price of $0.17 per Share, subject to certain adjustments (the "June Warrants", and together with the January Warrants, the "Warrants") and (v) 1,108,434 Shares. Principal and interest payable under the Note may be payable in either cash or Shares, pursuant to the terms of the Note. On November 30, 2005, the Fund acquired such 1,108,434 Shares. Each of the Note, the Options and the Warrants contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise, would result in the Fund beneficially owning more than 4.99% of the Shares then issued and outstanding, (the "Issuance Limitation"). The Issuance Limitation may be waived by Laurus Master Fund, Ltd. upon at least 61 days prior notice to the Company and shall, other than in the case of the June Warrants, automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the Note) and in the case of the June Warrants, shall also become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the Note). The Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

Item 1(a).        Name of Issuer: National Investment Managers Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:
                  420 Lexington Ave., Suite 2420
                  New York, NY 10170

Item 2(a).        Name of Person Filing:  Laurus Master Fund, Ltd.

                        This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).        Address of Principal Business  Office or if none,  Residence:
                  c/o Laurus Capital Management, LLC, 825 Third Avenue, 14th Floor, New York, NY 10022

Item 2(c).        Citizenship:  Cayman Islands

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number:  63654V108

Item 3.           Not Applicable

Item 4.           Ownership:


      (a)        Amount Beneficially Owned: 1,293,431 shares of Common Stock

      (b) Percent of Class: 4.99%

      (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

            (ii) shared power to vote or to direct the vote: 1,293,431 shares of Common Stock*

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

            iv)   shared power to dispose or to direct the disposition of:
                  1,293,431 shares of Common Stock*

Item  5.    Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.     Identification  and  Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


------------
* Based on 24,627,045 shares of the common stock, par value $.001 per share (the "Shares") outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as set forth in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note in the initial aggregate principal amount of $3,000,000, which is convertible into Shares of the Company, at a conversion rate of $0.83 per Share, subject to certain adjustments (the "Note"), (ii) options to acquire 643,700 Shares at an exercise price of $0.15 per Share, subject to certain adjustments (the "Options"), (iii) warrants to acquire 1,084,338 Shares at an exercise price of $0.50 per Share, subject to certain adjustments (the "January Warrants"),
(iv) warrants to acquire 700,000 Shares at an exercise price of $0.17 per Share, subject to certain adjustments (the "June Warrants", and together with the January Warrants, the "Warrants") and (v) 1,108,434 Shares. Principal and interest payable under the Note may be payable in either cash or Shares, pursuant to the terms of the Note. On November 30, 2005, the Fund acquired such 1,108,434 Shares. Each of the Note, the Options and the Warrants contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise, would result in the Fund beneficially owning more than 4.99% of the Shares then issued and outstanding, (the "Issuance Limitation"). The Issuance Limitation may be waived by Laurus Master Fund, Ltd. upon at least 61 days prior notice to the Company and shall, other than in the case of the June Warrants, automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the Note) and in the case of the June Warrants, shall also become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the Note). The Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 14, 2007
                                        -----------------------------
                                        Date


                                        /s/ Eugene Grin
                                        -----------------------------
                                        Eugene Grin
                                        Director

APPENDIX A


A.                   Name: Laurus Capital Management, LLC, a Delaware limited
                     liability company
   Business          825 Third Avenue, 14th Floor
   Address:          New York, New York 10022
   Place of Organization: Delaware


B. Name:             Eugene Grin
   Business          825 Third Avenue, 14th Floor
   Address:          New York, New York 10022

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      United States


C. Name:             David Grin
   Business          825 Third Avenue, 14th Floor
   Address:          New York, New York 10022

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      Israel

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC


/s/ Eugene Grin
---------------------------------------------
    Eugene Grin
    Principal
    February 14, 2007


/s/ Eugene Grin
---------------------------------------------
    Eugene Grin, on his individual behalf
    February 14, 2007


/s/ David Grin
---------------------------------------------
    David Grin, on his individual behalf
    February 14, 2007